Verizon Communications Inc.

1095 Avenue of the Americas

New York, New York 10036

VIA EDGAR

June 5, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Larry Spirgel, Assistant Director

Re:	Verizon Communications Inc.
Registration Statement on Form S-4 (File No. 333-218266)

Dear Mr. Spirgel:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it is declared effective at 9:00 a.m. (Eastern Time) on June 7, 2017, or as soon as practicable thereafter.

Please contact Audrey E. Prashker, Vice President and General Counsel–Capital Markets, of the Registrant at (908) 559-5430 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

VERIZON COMMUNICATIONS INC.

By:	/s/ William L. Horton, Jr.

Name:	William L. Horton, Jr.
Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

cc:	Joshua Shainess, Esq.
Securities and Exchange Commission